STATEMENT OF INVESTMENTS

Dreyfus Connecticut Municipal Money Market Fund, Inc.

February 29, 2008 (Unaudited)

Short-Term Investments--99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--93.6%				
ABN AMRO Munitops Certificates Trust (Connecticut Health and Educational Facilities Authority, Trinity College Issue) (Insured; MBIA and Liquidity Facility; Bank of America)	3.96	3/7/08	5,000,000 a,b	5,000,000
Beacon Falls, GO Notes, BAN	4.00	7/25/08	3,000,000	3,002,988
Bridgeport, GO Notes (Insured; FGIC)	5.50	7/15/08	400,000	403,048
Connecticut (Liquidity Facility; Merrill Lynch Capital Services)	3.26	3/7/08	495,000 a,b	495,000
Connecticut, GO Notes	5.00	3/1/08	250,000	250,000
Connecticut, GO Notes	5.25	3/15/08	100,000 c	101,064
Connecticut, GO Notes	4.00	5/1/08	100,000	100,105
Connecticut, GO Notes	5.00	6/15/08	130,000	130,430
Connecticut, GO Notes	3.00	10/15/08	100,000	100,028
Connecticut, GO Notes	3.50	12/1/08	100,000	101,112
Connecticut, GO Notes (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.25	3/7/08	10,775,000 a	10,775,000
Connecticut, GO Notes (Liquidity Facility; Merrill Lynch Capital Services)	3.31	3/7/08	7,850,000 a,b	7,850,000
Connecticut, GO Notes, Refunding	4.00	6/1/08	2,285,000	2,287,488
Connecticut, GO Notes, Refunding	5.00	11/15/08	4,495,000	4,542,832
Connecticut, GO Notes, Refunding	3.00	12/1/08	200,000	200,883
Connecticut, GO Notes, Refunding	5.25	12/15/08	1,000,000	1,028,581
Connecticut, Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA and Liquidity Facility; Bank of America)	3.18	3/7/08	3,400,000 a	3,400,000

Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	6.10	9/1/08	1,000,000	1,015,780
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	9/1/08	1,125,000	1,146,984
Connecticut, Special Tax Obligation, Refunding (Transportation Infrastructure Purposes) (Insured; FSA)	5.00	10/1/08	2,000,000	2,018,212
Connecticut Development Authority, Airport Hotel Revenue, Refunding (Bradley Airport Hotel Project) (LOC; TD Banknorth, N.A.)	3.19	3/7/08	8,335,000 a	8,335,000
Connecticut Development Authority, IDR (Imperial Electric Assembly Project) (LOC; Wachovia Bank)	3.47	3/7/08	1,270,000 a	1,270,000
Connecticut Development Authority, IDR (Lapham-Hickey Steel Corporation Project) (LOC; Bank of Montreal)	3.26	3/7/08	4,995,000 a	4,995,000
Connecticut Development Authority, Industrial Revenue (Gerber Scientific Inc. Issue) (LOC; Royal Bank of Scotland)	3.02	3/7/08	485,000 a	485,000
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC)	5.25	7/1/08	260,000	262,100
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (LOC; Comerica Bank)	3.95	3/7/08	4,110,000 a	4,110,000
Connecticut Health and Educational Facilities Authority, Revenue (Hospital of Saint Raphael Issue) (LOC; KBC Bank)	2.90	3/7/08	1,300,000 a	1,300,000
Connecticut Health and Educational Facilites Authority, Revenue (Kent School Issue) (Insured; MBIA and Liquidity Facility; Bank of America)	6.94	3/7/08	3,100,000 a	3,100,000
Connecticut Health and Educational Facilities Authority, Revenue (Middlesex Hospital Issue) (LOC; Wachovia Bank)	3.35	3/7/08	350,000 a	350,000
Connecticut Health and Educational Facilities Authority, Revenue				

(Quinnipiac College Issue)	4.50	7/1/08	130,000 c	132,265
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac College Issue)	4.75	7/1/08	250,000 c	254,466
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5.90	3/1/08	3,500,000 a	3,500,000
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue) (LOC; Bank of America)	3.33	3/7/08	2,200,000 a	2,200,000
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (LOC; Morgan Stanley Bank)	1.79	3/7/08	15,000,000 a,b	15,000,000
Connecticut Health and Educational Facilities Authority, Revenue (Stamford Hospital Issue) (Insured; MBIA)	5.30	7/1/08	100,000	100,561
Connecticut Health and Educational Facilities Authority, Revenue (Stamford Hospital Issue) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	4.00	3/7/08	5,260,000 a	5,260,000
Connecticut Health and Educational Facilities Authority, Revenue (Taft School Issue) (LOC; Wachovia Bank)	3.00	3/7/08	5,655,000 a	5,655,000
Connecticut Health and Educational Facilities Authority, Revenue (The Marvelwood School Issue) (LOC; Wachovia Bank)	3.37	3/7/08	500,000 a	500,000
Connecticut Health and Educational Facilities Authority, Revenue (United Methodist Home of Sharon, Inc. Issue) (LOC; Wachovia Bank)	3.37	3/7/08	1,825,000 a	1,825,000
Connecticut Health and Educational Facilities Authority, Revenue (University of Bridgeport Issue) (LOC; Bank of Nova Scotia)	3.16	3/7/08	6,000,000 a	6,000,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	3.32	3/7/08	900,000 a	900,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	3.35	3/7/08	200,000 a	200,000
Connecticut Health and Educational				

Facilities Authority, Revenue (Westminster School Issue) (LOC; Bank of America)	3.37	3/7/08	1,765,000 a	1,765,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) (Liquidity Facility; Citigroup)	3.17	3/7/08	8,495,000 a,b	8,495,000
Connecticut Housing Finance Authority (Housing Mortgage Finance Program) (Liquidity Facility; Merrill Lynch Capital Services)	3.20	3/7/08	1,000,000 a,b	1,000,000
Connecticut Housing Finance Authority, Housing Revenue (CIL Realty Inc. Issue) (LOC; HSBC Bank USA)	3.35	3/7/08	1,800,000 a	1,800,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; Citibank NA)	3.26	3/7/08	5,285,000 a,b	5,285,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; FHLMC)	3.35	3/7/08	7,853,000 a	7,853,000
Derby, GO Notes, BAN	3.50	9/5/08	2,000,000	2,002,493
East Haven, GO Notes, BAN	4.00	8/21/08	2,425,000	2,429,091
Fairfield, GO Notes	4.00	4/1/08	250,000	250,288
Fairfield, GO Notes, BAN	4.25	7/25/08	700,000	702,220
Middlebury, GO Notes, BAN	3.40	3/27/08	1,650,000	1,650,232
Milford, GO Notes, BAN	3.60	5/2/08	2,000,000	2,000,736
New Britain, GO Notes (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	6.50	3/7/08	2,855,000 a	2,855,000
New Britain, GO Notes, BAN	4.25	4/4/08	4,000,000	4,002,545
New Britain, Revenue (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	6.50	3/7/08	8,110,000 a	8,110,000
New Canaan, GO Notes	3.00	5/1/08	200,000	200,287
Northeast Tax Exempt Bond Grantor Trust, Revenue (LOC; Bank of America)	3.16	3/7/08	3,413,000 a,b	3,413,000
Plainfield, GO Notes, BAN	4.00	7/8/08	2,010,000	2,012,129
Plainville, GO Notes, BAN	4.25	3/5/08	4,400,000	4,400,446
Redding, GO Notes, BAN	3.88	4/29/08	2,160,000	2,160,523

Regional School District Number Nineteen, GO Notes, Refunding (Insured; FSA)	4.00	6/15/08	150,000	150,116
Regional School District Number Sixteen, GO Notes, Refunding (Insured; AMBAC)	4.50	3/15/08	550,000	550,163
Seymour, GO Notes, BAN	4.25	8/14/08	1,000,000	1,002,492
Shelton, GO Notes	3.75	10/15/08	490,000	490,979
Shelton Housing Authority, Revenue (Crosby Commons Project) (LOC; Wachovia Bank)	3.42	3/7/08	2,960,000 [a]	2,960,000
Somers, GO Notes (Insured; XLCA)	4.50	8/1/08	360,000	361,097
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	7.00	3/7/08	5,350,000 [a]	5,350,000
South Central Connecticut Regional Water Authority, Water System Revenue, BAN	3.38	4/8/08	9,500,000	9,505,151
Stamford, GO Notes	6.60	1/15/09	725,000	748,133
Stamford, GO Notes, BAN	4.50	6/4/08	2,400,000	2,405,739
Stratford, GO Notes, BAN	3.50	12/18/08	4,245,000	4,264,717
Thompson, GO Notes, BAN	3.60	12/11/08	1,100,000	1,102,567
Trumbull, GO Notes, BAN	4.00	9/10/08	1,000,000	1,001,777
Trumbull, GO Notes, Refunding	3.25	6/1/08	200,000	200,552
U.S. Related--6.0%				
BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Liquidity Facility; Branch Banking and Trust Co.)	3.22	3/7/08	2,100,000 [a,b]	2,100,000
Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.76	3/7/08	9,240,000 [a,b]	9,240,000
Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Higher Educational Revenue (Ana G. Mendez University System Project)				

(LOC; Banco Santander)	3.31	3/7/08	1,600,000 a	1,600,000

Total Investments (cost $215,104,400)	**99.6%**	**215,104,400**
Cash and Receivables (Net)	**.4%**	**780,915**
Net Assets	**100.0%**	**215,885,315**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $57,878,000 or 26.8% of net assets.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	215,104,400	0
Level 3 - Significant Unobservable Inputs	0	0
Total	215,104,400	0

* Other financial instruments include futures, forwards and swap contracts.